Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-234564

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus to which it relates dated November 22, 2019, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the short form base shelf prospectus to which it relates dated November 22, 2019, as amended or supplemented, from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Organigram Holdings Inc. at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3, Telephone (855) 961-9420, and are also available electronically at www.sedar.com and www.sec.gov.

PROSPECTUS SUPPLEMENT
(to the Short Form Base Shelf Prospectus dated November 22, 2019)

NEW ISSUE	November 10, 2020

ORGANIGRAM HOLDINGS INC.

$60,125,000

32,500,000 UNITS

This prospectus supplement (the "Prospectus Supplement"), together with the short form base prospectus to which it relates dated November 22, 2019, as amended or supplemented (the "Prospectus"), qualifies the distribution (the "Offering") of 32,500,000 units (the "Units") of Organigram Holdings Inc. (the "Corporation") at a price of $1.85 per Unit (the "Offering Price"). Each Unit will consist of one common share of the Corporation (a "Unit Share") and one-half of one common share purchase warrant of the Corporation (each full warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one Common Share (as defined herein) (each, a "Warrant Share") at an exercise price of $2.50 per Warrant Share, until 5:00 p.m. (Eastern Time) on the date that is three years following the Closing Date (as defined herein). The Warrants will be governed by a warrant indenture (the "Warrant Indenture") to be entered into on the Closing Date between the Corporation and TSX Trust Company, as warrant agent (the "Warrant Agent"). The Units will not trade and will separate into Unit Shares and Warrants immediately upon issuance. This Prospectus Supplement also registers the issuances of the Warrant Shares.

The Units are being offered pursuant to an underwriting agreement dated November 10, 2020 (the “Underwriting Agreement”) among the Corporation, Canaccord Genuity Corp. and Canaccord Genuity LLC (together, the “Lead Underwriters”), as lead underwriters, for and on behalf of a syndicate of underwriters that also includes BMO Nesbitt Burns Inc., Scotia Capital Inc., Eight Capital, Raymond James Ltd., Stifel Nicolaus Canada Inc., A.G.P. / Alliance Global Partners, ATB Capital Markets Inc., Haywood Securities Inc. and Paradigm Capital Inc. (collectively, with the Lead Underwriters, the “Underwriters”). The Units will be offered in all of the provinces and territories of Canada, except Québec, and the United States directly and through the Underwriters’ broker-dealer affiliates or agents. See “Plan of Distribution”. Canaccord Genuity LLC and A.G.P. / Alliance Global Partners are not registered to sell the securities being distributed under the Offering in any Canadian jurisdiction and, accordingly, will only sell Units outside of Canada.

The Corporation's issued and outstanding common shares (the "Common Shares") are listed on the Toronto Stock Exchange (the "TSX") and the Nasdaq Global Select Market (the "NASDAQ") under the symbol "OGI". On November 9, 2020, the last trading day prior to the date of announcement of the Offering, the closing prices of the Common Shares on such exchanges were $2.09 and US$1.60, respectively.

The Corporation has applied to list the Unit Shares and the Warrant Shares on the TSX and has notified NASDAQ of the Offering. Listing is subject to the approval of the TSX and completion of NASDAQ's review process in accordance with their respective applicable listing requirements and will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NASDAQ. The Corporation does not intend to apply to list the Warrants on the TSX, NASDAQ, or any other securities exchange or other trading system. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See "Risk Factors".

The Units and the Warrant Shares issuable upon exercise of the Warrants offered by this Prospectus Supplement will also be registered in the United States under the terms of a registration statement on Form F-10 (File No. 333-234564) (the "Registration Statement") filed with the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "U.S. Securities Act").

Offering Price: $1.85 per Unit

	Price to the Public(1)	Underwriters' Fee(2)	Net Proceeds to the Corporation(3)
Per Unit	$1.85	$0.0925	$1.7575
Total(4)	$60,125,000	$3,006,250	$57,118,750

(1) The Offering Price was determined by arm's length negotiation between the Corporation and the Underwriters, with reference to the prevailing market price of the Common Shares.

(2) The Corporation has agreed to pay the Underwriters a cash fee (the "Underwriters' Fee") equal to 5.00% of the gross proceeds from the Offering (including any gross proceeds resulting from the exercise of the Over-Allotment Option (as defined below). See "Plan of Distribution" for additional information regarding the Underwriters' Fee.

(3) After deducting the Underwriters' Fee but before deducting the expenses of the Offering (estimated to be approximately $400,000) which will be paid from the proceeds of the Offering.

(4) The Corporation has granted the Underwriters an over-allotment option, exercisable in whole or in part, at the sole discretion of the Underwriter, at any time, and from time to time, for a period of 30 days from the closing date (the "Closing Date") to purchase up to an additional 4,875,000 Units (the "Over-Allotment Units") at the Offering Price to cover over-allotment, if any, and for market stabilization purposes (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to the Corporation" will be $69,143,750, $3,457,187 and $65,686,562, respectively. This Prospectus Supplement, together with the Prospectus, qualifies the grant of the Over-Allotment Option. A purchaser who acquires additional Unit Shares (the "Additional Shares") or additional Warrants (the "Additional Warrants" and together with the Additional Shares, the "Additional Securities") issuable on the exercise of the Over-Allotment Option acquires such Additional Securities under this Prospectus Supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Plan of Distribution".

The following table sets out information relating to the Over-Allotment Option:

Underwriters' Position	Maximum Size or Number of Additional Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	4,875,000 Over-Allotment Units	30 days from the Closing Date	$1.85 per Over-Allotment Unit

Unless the context otherwise requires, when used herein, all references to the "Offering", "Units", "Unit Shares" and "Warrants" include the Over-Allotment Units, Additional Shares and Additional Warrants issuable upon exercise of the Over-Allotment Option.

Any investment in the Units involves significant risks that should be carefully considered by prospective investors before purchasing the Units. The risks outlined in this Prospectus Supplement, the Prospectus, and in the documents incorporated by reference herein and therein, should be carefully reviewed and considered by prospective investors in connection with any investment in the Units. See the "Risk Factors" section of this Prospectus Supplement and the Prospectus.

The Underwriters, as principals, conditionally offer the Units for sale, subject to prior sale, if as and when issued, and accepted by the Underwriters, in accordance with the terms and conditions contained in the Underwriting Agreement described under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Goodmans LLP, and by McMillan LLP, with respect to U.S. legal matters, and on behalf of the Underwriters, by Stikeman Elliott LLP, with respect to Canadian legal matters and by Dorsey & Whitney LLP, with respect to U.S. legal matters.

Subscriptions for the Units offered hereunder will be received subject to rejection or allotment, in whole or in part, and the Underwriters reserve the right to close the subscription books at any time without notice. Closing of the Offering (the "Closing") is expected to take place on or about November 12, 2020, or such other date as may be agreed upon by the Corporation and the Underwriters, provided that the Units are to be taken up by the Underwriter on or before the date that is not later than 42 days after the date of this Prospectus Supplement. See "Plan of Distribution".

2

In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Unit Shares and Warrants comprising the Units will be deposited on the Closing Date with CDS Clearing and Depository Services Inc. ("CDS") or its nominee, or The Depository Trust Corporation ("DTC") or its nominee, in either case, in electronic form, except in certain limited circumstances. A purchaser of Units will receive only a customer confirmation from the Underwriter or registered dealer from or through whom the Units are purchased and who is a CDS or DTC depository service participant. See "Plan of Distribution".

The Corporation is permitted, under a multi-jurisdictional disclosure system (the "MJDS") adopted by the securities regulatory authorities in Canada and the United States, to prepare the Prospectus and this Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies. The Corporation's financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the Public Corporation Accounting Oversight Board (United States) ("PCAOB") and its auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Corporation is a corporation existing under the laws of Canada. The Corporation exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See the "Enforceability of Civil Liabilities by U.S. Investors" section of this Prospectus Supplement.

THE UNITS, THE UNDERLYING UNIT SHARES AND WARRANTS, THE WARRANT SHARES ISSUABLE UPON EXERCISE OF THE WARRANTS, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

You should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences may not be described fully in this Prospectus Supplement or the Prospectus. Investors should read the tax discussion in this Prospectus Supplement and consult their own tax advisors with respect to their particular circumstances. See "Certain Canadian Federal Income Tax Considerations", "Certain U.S. Federal Income Tax Considerations" and "Risk Factors".

The Corporation is continued under the Canada Business Corporations Act and its head and registered office is located at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

3

(i)

IMPORTANT INFORMATION ABOUT THE PROSPECTUS
AND THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference herein and therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering.

If the description of the Units varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.

No representation is made in respect of information that is not included in, or specifically incorporated by reference into, the Prospectus. We have not authorized anyone to provide you with different or additional information. The information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of those documents, and you should not assume otherwise.

We are not making an offer of Units in any jurisdiction where the offer is not permitted by law.

The Prospectus also forms part of the Registration Statement that we filed with the SEC under the U.S. Securities Act utilizing the MJDS. The Registration Statement was declared effective by the SEC under the U.S. Securities Act on November 27, 2019 (SEC File No. 333-234564). This Prospectus Supplement is being filed by us with the SEC pursuant to General Instruction II.L of Form F-10. The Registration Statement incorporates the Prospectus and the Prospectus Supplement with certain modifications and deletions permitted by Form F-10.

Unless the context otherwise permits, indicates or requires, all references in this Prospectus Supplement to the "Corporation", "we", "our", "us" and similar expressions are references to Organigram Holdings Inc. and the business carried on by it.

MARKETING MATERIALS

Any "template" version of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) that are prepared in connection with the Offering are not part of this Prospectus Supplement and the Prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement or the Prospectus. Any template version of any marketing materials that has been, or will be, filed on SEDAR (www.sedar.com) or with the SEC (www.sec.gov) in connection with the Offering after the date of this Prospectus Supplement and before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus solely for the purposes of the Offering.

NOTE TO U.S. READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation prepares its financial statements in accordance with IFRS, as issued by the IASB, which differ from U.S. generally accepted accounting principles ("U.S. GAAP"). Accordingly, the Corporation's financial statements incorporated by references in the Prospectus Supplement, and in the documents incorporated by reference in this Prospectus Supplement, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to "US$" or "U.S. dollars" are to the currency of the United States.

The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for one U.S. dollar expressed in Canadian dollars, each based on the daily average rate of exchange published by the Bank of Canada for conversion of U.S. dollars into Canadian dollars.

	Fiscal Year Ended		Six Months Ended
	August 31, 2019	August 31, 2018	May 31, 2020	May 31, 2019
Low	1.2803	1.2128	1.2970	1.3095
High	1.3642	1.3310	1.4496	1.3642
Average	1.3254	1.2776	1.3589	1.3358
End	1.3295	1.3055	1.3787	1.3527

On November 9, 2020, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = $1.2970. We make no representation that U.S. dollars could be converted into Canadian dollars at that rate or any other rate.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, contain "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (collectively referred to herein as "forward-looking information" or "forward-looking statements") which are based upon the Corporation's current internal expectations, estimates, projections, assumptions and beliefs. All statements other than statements of historical fact contained in this Prospectus Supplement, the Prospectus, or in the documents incorporated by reference herein and therein, are forward-looking statements, including, without limitation, the Corporation's statements regarding the impact of the current global health crisis caused by COVID-19 (as defined herein), the Corporation's business and the environment in which it operates, the Corporation's development and launch of new products, the Corporation's expectations regarding its production capacity and facility size, the Corporation's expectations regarding demand for cannabis and related products, the intention of the Corporation to complete the Offering of Units on the terms and conditions described herein, the expected timing regarding completion of the Offering, use of proceeds of the Offering, the exercise of an over-allotment option in connection with the Offering, the anticipated effect of the Offering on the Corporation, the listing of any Unit Shares, Warrant Shares or Warrants and the intention of the Corporation to use the MJDS to offer Units in the United States. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "projects", "believes", "pro forma" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" and similar words or the negative thereof. Although management of the Corporation believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements in this Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, are based on certain assumptions, including a favourable capital markets environment in which to conduct the Offering, that construction, production, cultivation and distribution activities will proceed as planned and regulatory conditions will advance in the manner expected by management, that demand for cannabis and related products will change in the manner expected by management, in each case after taking into account any impacts related to COVID-19 that are currently known or predicted by management based on the limited information available and the fluidity and uncertainty of the crisis. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under the heading "Risk Factors" in this Prospectus Supplement, the Annual Information Form (as defined below) and the Interim MD&A (as defined below) and the other factors referenced in the Interim MD&A, including those relating to general economic conditions and global events including COVID-19 retail store closures or reduced sales at retail stores or other impacts of COVID-19; heightened uncertainty as a result of COVID-19 and governmental action in respect thereto including any impact on production, operations, product development, new product launches or disclosure controls and procedures or internal control over financial reporting including as they may be impacted by delays in remediation due to work from home policies and other COVID 19 impacts; reduced demand for products and services; disruptions to third-party suppliers or service providers, the impact of COVID-19 on any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID-19; potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; and the Corporation's ability to maintain any required licenses or certifications. The Annual Information Form has also been filed with the SEC through the Electronic Data Gathering, Analysis, and Retrieval system ("EDGAR") as an exhibit to the Corporation's annual report on Form 40-F, and may be accessed on the SEC's website at www.sec.gov.

There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, these forward-looking statements are made as of the date of this Prospectus Supplement and, except as expressly required by applicable law, the Corporation assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This Prospectus Supplement and the Prospectus, including the documents incorporated by reference into this Prospectus Supplement and the Prospectus, form part of the Registration Statement that we have filed with the SEC.  This Prospectus Supplement and the Prospectus, together do not contain all of the information contained in the Registration Statement, certain items of which have been omitted or are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation's Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and accordingly, we are subject to informational requirements of the U.S. Exchange Act and applicable Canadian requirements. In accordance with these informational requirements, we file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC's website at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Corporation exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Corporation or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Corporation or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Corporation has filed with the SEC, concurrently with the filing of its Registration Statement, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Corporation has appointed Corporation Service Company of 1090 Vermont Avenue N.W., Washington, DC 20005, U.S.A., as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Corporation in a United States court arising out of or related to or concerning the Offering.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. Information has been incorporated by reference in the Prospectus from documents filed with securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC. Copies of these documents may be obtained on request without charge from the Corporate Secretary of the Corporation at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3, Attention: Corporate Secretary (telephone (855) 961-9420), and are also available electronically under the Corporation's SEDAR profile at www.sedar.com. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

Except to the extent that their contents are modified or superseded by a statement contained in the Prospectus or in any other subsequently filed document that is also incorporated by reference in the Prospectus, the following documents of the Corporation filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, the Prospectus:

(a) the annual information form of the Corporation for the year ended August 31, 2019, dated November 24, 2019 (the "Annual Information Form");

(b) the audited consolidated financial statements of the Corporation for the years ended August 31, 2019 and 2018, together with the notes thereto and the auditor's reports thereon (the "Annual Financial Statements");

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation for the three months and year ended August 31, 2019 (the "Annual MD&A");

(d) the unaudited condensed consolidated interim financial statements for the three and nine months ended May 31, 2020 and May 31, 2019 ("Interim Financial Statements");

(e) the management's discussion and analysis of financial condition and results of operations of the Corporation for the three and nine months ended May 31, 2020 and May 31, 2019 (the "Interim MD&A");

(f) the management information circular of the Corporation dated January 23, 2020 regarding the annual and special meeting of shareholders of the Corporation held on February 25, 2020;

(g) the material change report dated July 10, 2020 with respect to the reduction of the Corporation's workforce;

(h) the material change report dated June 2, 2020 with respect to the amendment of the Credit Agreement;

(i) the material change report dated April 13, 2020 with respect to the Corporation's corporate action plan in response to the COVID-19 pandemic; and

(j) the material change report dated November 20, 2019 with respect to the Corporation's fiscal fourth quarter update.

Any documents of the type described in Item 11.1 of Form 44-101F1 - Short Form Prospectus Distributions subsequently filed by us with the securities commissions or regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus.

Upon a new annual information form and annual consolidated financial statements being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement for purpose of future offers and sales of Units under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to such new interim consolidated financial statements and management's discussion and analysis shall be deemed to no longer be incorporated into this Prospectus Supplement for purposes of future offers and sales of Units under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement for purposes of future offers and sales of Units under this Prospectus Supplement.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, the Corporation may incorporate by reference into this Prospectus Supplement, or the Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement or the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement or the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE CORPORATION

The Corporation was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on July 5, 2010 as Inform Resources Corp. and changed its name to Inform Exploration Corp. ("Inform") on February 16, 2011. On November 21, 2011, Inform completed its initial public offering and its common shares commenced trading on the TSX-Venture Exchange (the "TSX-V") on November 24, 2011. At that time, Inform was engaged in the acquisition, exploration and development of natural resource properties. Inform subsequently ceased all resource exploration activity.

In August 2014, pursuant to a reverse takeover transaction in accordance with Policy 5.2 of the TSX-V, Inform acquired all of the issued and outstanding shares of Organigram Inc. (the "RTO Transaction"). On or about the time of closing the RTO Transaction, Inform changed its name to Organigram Holdings Inc. On April 6, 2016, Organigram Holdings Inc. was continued from the BCBCA to the Canada Business Corporations Act. On February 25, 2020, the Corporation amended its articles to, among other things, clarify the rights, privileges, restrictions and conditions attaching to the Common Shares.

RECENT DEVELOPMENTS

Workforce Reduction

On July 3, 2020, the Corporation announced that in an effort to better align its production capacity to prevailing market conditions, it reduced its workforce by approximately 25%. The decision affected approximately 220 employees including a small number who were not on temporary layoff due to COVID-19.

New Product Launch

On July 28, 2020, the Corporation announced the launch of Traiblazer Snax chocolate bars, available in both mint and mocha flavours in a 42g bar with 10 mg of THC.

On August 4, 2020, the Corporation announced the launch of three new strains of Edison Cannabis Co. dried flower products: (i) The General (Grapefruit GG4); (ii) Chemdog; and (iii) Samurai Spy (Ninja Fruit).

On September 17, 2020, the Corporation announced the launch of SHRED, a high quality, high potency, affordable dried flower product pre-shredded for additional consumer convenience.

International Strategic Agreement and First Shipment

On June 9, 2020, the Corporation announced that it had entered into a multi-year agreement for supply of dried flower to one of Israel’s largest and most established medical cannabis producers, Canndoc Ltd. (“Canndoc”), a subsidiary of  InterCure Ltd. (TASE: INCR/INCR.TA). Under the terms of Organigram’s supply agreement with Canndoc (the “Canndoc Agreement”), the Company will provide a guaranteed 3,000 kg of high quality, indoor-grown dried flower product to Canndoc by December 31, 2021 for processing and distribution into the Israeli medical market, and may provide an additional 3,000 kg during the same time period at Canndoc’s option, subject to certain conditions. The Canndoc Agreement provides for a tiered pricing scheme and the exact value will vary depending on factors such as potency and product mix. The Canndoc Agreement also contemplates, among other things, an opportunity for Organigram to launch branded medical products with Canndoc in the Israeli and EU markets, and grants exclusivity and related rights to Canndoc within the Israel market for a period of approximately 7.5 years. Activities under the Canndoc Agreement are subject to compliance with all applicable laws, including receipt of all requisite approvals from Health Canada, the Israeli Ministry of Health, and any other applicable regulatory authorities.

On August 14, 2020, the Corporation announced that it sent its first shipment of bulk dried flower to Israeli cannabis producer, Canndoc. The shipment was estimated to be worth approximately $2.4 million. All dried cannabis exports to Israel are made under an import permit issued by the applicable Israeli regulatory authority and an export permit issued by Health Canada. All such exports must fulfill quality standards set out by the applicable Israeli regulatory authority. Israel’s import standards for medical cannabis have recently been updated. The Corporation is working to demonstrate compliance with these updated requirements; however, no assurance can be given at this time that the Corporation will continue to meet the evolving  standards for importing dried flower to Israel.

Additional Investment in Hyasynth Biologicals Inc.

On October 23, 2020, the Corporation announced it had funded an additional $2.5 million investment in Hyasynth Biologicals Inc. (“Hyasynth”), a private biotechnology company and pioneer in the field of cannabinoid science and biosynthesis. The announcement was made as Hyasynth made the first sale of CBDa1 produced and extracted from yeast. Organigram initially advanced $5 million to Hyasynth in September 2018 in accordance with the terms of a Debenture Purchase Agreement (the “Agreement”) between the Corporation and Hyasynth. This $2.5 million investment represents the second of three tranches outlined in the Agreement and brings Organigram’s total investment in Hyasynth to $7.5 million. Organigram has a right to purchase a remaining $2.5 million of convertible secured debentures (the “Debentures”) which would bring its total investment in Hyasynth to $10 million upon the achievement by Hyansynth of another designated milestone and compliance by Hyasynth with other specified terms and conditions. In addition to the investment, Organigram continues to have the right to purchase potentially all of Hyasynth’s cannabinoid or cannabinoid related production at, subject to the terms of its agreement with Hyasynth, a 10% discount to the wholesale market price for a period of ten years from Hyasynth’s commencement of commercial production.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of the Corporation as of May 31, 2020, and the pro forma consolidated capitalization of Corporation as at May 31, 2020 after giving effect to the Offering. This table should be read in conjunction with the Interim Financial Statements that are incorporated by reference in this Prospectus Supplement.

	As at May 31, 2020	As at May 31, 2020 (pro forma after giving effect to the Offering)(1)
	(amounts in thousands of dollars)	(amounts in thousands of dollars)

Cash	44,641	101,459
Debt
BMO senior secured loan	85,000	85,000
Other debt	394	394
Deferred financing costs	44	44
Total debt	85,438	85,438
Shareholders' equity
Share capital	402,965	453,026
Equity reserves	23,429	30,186
Accumulated other comprehensive income (loss)	113	113
Accumulated deficit	(106,349)	(106,349)
Total equity	320,158	376,976
Total capitalization	405,596	462,414

(1) Does not reflect the reduction of indebtedness as the allocation of the net proceeds of the Offering has yet to be determined.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering are estimated to be $57,118,750, after deducting the payment of the Underwriters' Fee of $3,006,250, but before deducting the expenses of the Offering (estimated to be approximately $400,000). If the Over-Allotment Option is exercised in full, the net proceeds to the Corporation from the Offering are estimated to be $65,686,562, after deducting the payment of the Underwriters' Fee of $3,457,187, but before deducting the expenses of the Offering.

We intend to use the net proceeds from the Offering (including any net proceeds from the exercise of the Over-Allotment Option), if any, to repay indebtedness, and for working capital and general corporate purposes.

The Corporation is party to a credit agreement dated May 31, 2019 by and among the Bank of Montreal ("BMO") and a syndicate including three other lenders (as amended, the "Credit Agreement") providing for (i) a $115 million term loan (the "Term Loan") and (ii) a $25 million revolving credit facility (the "Revolving Facility" and together with the Term Loan, the "Facilities"). The Term Loan has been used for the Corporation's expansion of its Moncton, New Brunswick facility and was used to refinance the Corporation's previous long-term debt with Farm Credit Canada. The Revolving Facility has been used for general corporate and working capital purposes.

The ultimate allocation of the net proceeds from the Offering may vary depending on future developments in the Corporation's business operations or unforeseen events, including those listed under the "Risk Factors" section of this Prospectus Supplement. For example, the Corporation had negative operating cash flow for the three and nine months ended May 31, 2020. To the extent that the Corporation has negative cash flows in future periods, the Corporation may use a greater portion of its general working capital to fund such negative cash flow than it would use if it had positive cash flows. Prospective purchasers are cautioned that, notwithstanding the Corporation's current intentions regarding the use of the net proceeds of the Offering, there may be circumstances where a reallocation of the net proceeds may be advisable for reasons that management believes, in its discretion, are in the Corporation's best interests.

DESCRIPTION OF THE SECURITIES

Offering

The Offering consists of 32,500,000 Units, with each Unit consisting of one Unit Share and one-half of a Warrant. Each Warrant will entitle the holder thereof to acquire one Warrant Share at an exercise price of $2.50 per Warrant Share, until 5:00 p.m. (Eastern time) on the date that is three years following the Closing Date, subject to adjustment in customary events. The Units will immediately separate into Unit Shares and Warrants upon issuance. The Units will not be certificated. This Prospectus Supplement also registers the issuances of the Warrant Shares.

Authorized Share Capital

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the "Preferred Shares"). As at the close of business on November 9, 2020, there were 194,713,219 Common Shares issued and outstanding; there are no Preferred Shares issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

Dividends

As of the date of this Prospectus Supplement, the Corporation has not declared dividends and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Corporation's board of directors ("Board") and will depend on, among other things, the Corporation's results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

Warrants

The Warrants will be issued under and governed by the Warrant Indenture to be entered into on the Closing Date between the Corporation and TSX Trust Company, as warrant agent. The Corporation will appoint the principal transfer office of the TSX Trust Company in Toronto, Ontario as the location at which the Warrants may be surrendered for exercise, transfer or exchange. A register of holders will be maintained at the primary offices of the warrant agent in Toronto, Ontario. Under the Warrant Indenture, the Corporation may, subject to applicable law, purchase by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

Each Warrant will be transferable and will entitle the holder thereof to acquire one Warrant Share at an exercise price of $2.50 per Warrant Share, until 5:00 p.m. (Eastern time) on the date that is three years following the Closing Date, subject to adjustment in certain customary events, after which time the Warrants will expire and become null and void. The Warrant Indenture will provide that, subject to compliance with applicable securities legislation and approval of applicable regulatory authorities, the Corporation will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

(a) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution (other than a distribution of Warrant Shares upon the exercise of any Warrants);

(b) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares;

(c) the consolidation, reduction or combination of the Common Shares into a lesser number of Common Shares;

(d) the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares; and

(e) the issuance or distribution to all or substantially all of the holders of the Common Shares of (i) securities of any class, whether of the Corporation or any other trust (other than Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a "Rights Offering" (as defined in the Warrant Indenture); (iii) evidences of its indebtedness or (iv) any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(a) reclassifications of the Common Shares or a capital reorganization of the Corporation;

(b) consolidations, amalgamations, arrangements or mergers of the Corporation with or into any other corporation or other entity; or

(c) the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Warrant Shares issuable upon exercise by at least one one-hundredth of a Warrant Share, as the case may be. Furthermore, no adjustment will be made in the right to acquire Warrant Shares if an issue of Common Shares of the Corporation is being made in connection with a share incentive plan, restricted share plan or share purchase plan for the benefit of directors, officers, employees, consultants or other service providers, or the satisfaction of existing instruments issued as of the date of the Warrant Indenture.

The Corporation will covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to TSX Trust Company and to the holders of the Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date of such event, if any.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants and no cash or other consideration will be paid in lieu of fractional Warrant Shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

The Corporation may provide certain buy-in rights to a holder if it fails to cause the Warrant Agent to deliver the Warrant Shares by three trading days after the delivery to the Corporation of the notice of exercise and the aggregate exercise price (or notice of cashless exercise). The buy-in rights apply if after the trading day after the date of such delivery by the holder, the holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the holder of the Warrant Shares that the holder anticipated receiving from the Corporation upon exercise of the Warrant. In this event, the Corporation will: (i) pay in cash to the holder the amount equal to the excess (if any) of the buy-in price over the product of (A) such number of Warrant Shares, times (B) the price at which the sell order giving rise to holder’s purchase obligation was executed; and (ii) at the election of the holder, either (A) reinstate the portion of the Warrant as to such number of Warrant Shares, or (B) deliver to the holder a certificate or certificates representing such number of Warrant Shares that would have been issued to the holder had the Corporation complied with its delivery obligations under the Warrant Indenture.

The Warrant Indenture will include certain beneficial ownership limitations under which Warrants will not be exercisable to the extent that, after giving effect to the issuance of the Warrant Shares issuable upon such exercise of the Warrants, the holder, together with its affiliates and other persons acting as a group with the holder or any of its affiliates, would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such issuance. Such beneficial ownership limitation may be increased or decreased by the holder upon notice to the Corporation, to a maximum of 9.99%. Except as provided in the Warrant Indenture, beneficial ownership will be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent the beneficial ownership limitations apply, the determination of whether a Warrant is exercisable and of which portion of a Warrant is exercisable shall be in the sole discretion and at the sole responsibility of the holder, and the submission of an exercise notice in respect of any Warrants shall be deemed to be the holder's determination of whether the Warrants are exercisable, and neither the warrant agent nor the Corporation will have any obligation to verify or confirm the accuracy of such determination.

The Warrant Indenture will provide that the Corporation will use its reasonable best efforts to maintain the Registration Statement or another registration statement relating to the Warrant Shares effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding (provided, however, that nothing shall prevent the Corporation's amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring Corporation, the acquiring Corporation shall assume the Corporation's obligations under the Warrant Indenture). If no such registration statement is effective, no person holding Warrants will be permitted to exercise Warrants, unless an exemption or a safe harbor from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. During any such period, any person holding Warrants may give notice of their desire to exercise the Warrants, at which time the Corporation will permit the cashless exercise of the Warrants and issue such number of Warrant Shares calculated pursuant to the provisions of the Warrant Indenture, provided that such Warrant Shares shall not be subject to any transfer restrictions in the United States or Canada. If no such registration statement is effective, the Corporation will notify the holders of the Warrants in accordance with the provisions of the Warrant Indenture

The Warrant Indenture will provide that, from time to time, the Corporation may amend or supplement the Warrant Indenture for certain purposes, without the consent of the holders of the Warrants, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the holders of Warrants may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 20% of the aggregate number of the then outstanding Warrants by the affirmative vote of the holders of Warrants representing not less than 66 2/3% of the aggregate number of Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

The foregoing summary of certain anticipated provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture in the form to be agreed upon by the parties. Reference should be made to the Warrant Indenture for the full text of attributes of the Warrants which will be filed by the Corporation under its corporate profile on SEDAR and EDGAR following the closing of the Offering.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have agreed to purchase on the Closing Date 32,500,000 Units at the Offering Price for aggregate gross proceeds of $60,125,000, payable in cash (net of the Underwriters' Fee) to the Corporation against delivery of the Units, subject to and in compliance with all necessary legal requirements and the conditions contained in the Underwriting Agreement. The Offering Price was determined by arms' length negotiation between the Corporation and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

The obligations of the Underwriters under the Underwriting Agreement are several and are not joint, nor joint and several, and may be terminated at their discretion upon the occurrence of certain stated events as set out in the Underwriting Agreement. These include certain market disruption events, the suspension of trading in the Common Shares, a banking moratorium or related disruption events, certain material inquiries, investigations or proceedings, certain changes in law that prevent or materially restrict the distribution or trading of the Common Shares, certain material changes, a breach of material terms, conditions or covenants in the Underwriting Agreement or certain events relating to outbreak (including, without limitation, matters caused by, related to or resulting from the COVID-19 outbreak), escalation of hostilities, acts of terrorism and other events that may make it impracticable or inadvisable to proceed with the Offering. The Underwriters are, however, obligated to take up and pay for all of the Units (other than the Additional Units issuable pursuant to the Over-Allotment Option) if any of the Units are purchased under the Underwriting Agreement. In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement and the Prospectus electronically.

The Offering is being made concurrently in all of the provinces and territories of Canada, except Quebec, and in the United States pursuant to the MJDS implemented by the SEC and the securities regulatory authorities in Canada. The Units will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the Underwriters may offer the Units outside of Canada and the United States. Canaccord Genuity LLC and A.G.P. / Alliance Global Partners are not registered to sell the securities being distributed under the Offering in any Canadian jurisdiction and, accordingly, will only sell Units outside of Canada.

The Corporation has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, at the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to an additional amount of Units equal to 15% of the Units sold pursuant to the Offering, being 4,875,000 Additional Units, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. This Prospectus Supplement, together with the Prospectus, qualifies the grant of the Over-Allotment Option and the Additional Securities issuable upon exercise of the Over-Allotment Option, as well as the Warrant Shares issuable upon exercise of any Additional Warrants. A purchaser who acquires Additional Securities issuable on the exercise of the Over-Allotment Option acquires such Additional Securities under this Prospectus Supplement regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' Fee and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be approximately $69,143,750, $3,457,187 and $65,686,562, respectively.

The Underwriters propose to offer the Units initially at the Offering Price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Units at the price specified on the cover page, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Units is less than the price paid by the Underwriters to the Corporation. Upon execution of the Underwriting Agreement, the Underwriters will be obligated to purchase the Units, subject to the terms and conditions of the Underwriting Agreement, at the price and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the Offering Price.

The Common Shares of the Corporation are listed for trading on the TSX and the NASDAQ under the trading symbol "OGI". The Corporation has applied to list the Unit Shares and the Warrant Shares on the TSX and has notified NASDAQ of the Offering. Listing is subject to the approval of the TSX and completion of NASDAQ's review process in accordance with their respective applicable listing requirements and will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the NASDAQ. The Corporation does not intend to list the Warrants on any securities exchange. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell Warrants purchased under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants and the extent of issuer regulation. See "Risk Factors - Risks Related to the Offering - Market for the Warrants".

The closing of the Offering is anticipated to be on or about November 12, 2020 or such other date as may be agreed upon between the Corporation and the Underwriters (the “Closing Date”).

The Unit Shares and Warrants comprising the Units will be deposited on the Closing Date with CDS or its nominee or DTC or its nominee, in either case, in electronic form, except in certain limited circumstances. A purchaser of Units will receive only a customer confirmation from the Underwriter or registered dealer from or through whom the Units are purchased and who is a CDS or DTC Participant.

Under the terms of the Underwriting Agreement, during the 90 days from the Closing Date, the Corporation will not, without the prior written consent of the Lead Underwriters, (i) directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Common Shares or other security of the Corporation or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security (“Relevant Security”), or make any public announcement of any of the foregoing, (ii) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security, and (iii) otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, other than: (i) pursuant to the Underwriting Agreement; (ii) issuance of Common Shares upon the exercise of the Corporation’s currently outstanding options; (iii) issuance of Common Shares upon the exercise of the Corporation’s currently outstanding warrants; (iv) the grant and exercise of options under, or the issuance and sale of shares pursuant to, the Corporation’s security based compensation plans in effect on the date hereof; and (v) issuance to a vendor, vendors, joint venture partner or joint venture partners of the Corporation’s securities representing up to, per transaction, 20% of the outstanding Common Shares (including on an as-converted basis, if the securities are convertible or exchangeable into Common Shares) as of the date of any definitive agreement (as adjusted for share splits, share dividends and similar events) in connection with any arm’s length acquisitions or joint ventures (or similar, including license arrangements).

It will be a condition of closing of the Offering that all directors, executive officers and certain other members of management of the Corporation will have agreed, subject to limited exceptions, not to, directly or indirectly, (i) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security, and (ii) establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any Relevant Security, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, until 90 days from the Closing Date without the prior written consent of the Lead Underwriters.

In connection with the Offering, the Underwriters may purchase and sell Common Shares in the open market, subject to the limitations described below. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Common Shares in excess of the number of Common Shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. "Covered" short sales are sales of Common Shares made in an amount up to the number of Common Shares represented by the Over-Allotment Option. In determining the source of Common Shares to close out the covered syndicate short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the Over-Allotment Option. Transactions to close out the covered syndicate short involve either purchases of the Common Shares in the open market after the distribution has been completed or the exercise of the Over-Allotment Option. The Underwriters may also make "naked" short sales of Common Shares in excess of the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of Common Shares in the open market while the Offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

In accordance with policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces ("UMIR"), the Underwriters may not, at any time during the period of distribution, bid for or purchase Common Shares. The foregoing restriction is, however, subject to certain exceptions as permitted by such policy statements and UMIR. These exceptions include a bid or purchase permitted under the provisions of such policy statements and the UMIR relating to market stabilization and market balancing activities and a bid or purchase on behalf of a customer where the order was not solicited.

We have agreed to pay the Underwriters a cash commission equal to 5.00% of the gross proceeds of the Offering. We have also agreed to reimburse the Underwriters for reasonable expenses incurred in connection with the Offering, including reasonable legal fees.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

Selling Restrictions

Other than in the United States and each of the provinces and territories of Canada, no action has been taken by the Corporation that would permit a public offering of the Offered Units in any jurisdiction where action for that purpose is required. The Offered Units may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Units be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Units in any jurisdiction in which such an offer or a solicitation is unlawful.

PRIOR SALES

The following table summarizes our issuances of Common Shares and securities convertible into Common Shares during the 12 months prior to the date of this Prospectus Supplement:

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security ($)
December 5, 2019	Common Shares	Exercise of stock option	20,000	0.30
December 6, 2019	Common Shares	Prospectus offering	250,000	3.56
December 9, 2019	Common Shares	Prospectus offering	480,000	3.42
December 10, 2019	Common Shares	Prospectus offering	88,000	3.44
December 10, 2019	Common Shares	Prospectus offering	166,659	3.42
December 11, 2019	Common Shares	Prospectus offering	809,000	3.52
December 12, 2019	Common Shares	Prospectus offering	96,000	3.45
December 12, 2019	Common Shares	Prospectus offering	200,000	3.46
December 13, 2019	Common Shares	Prospectus offering	46,700	3.41
December 13, 2019	Common Shares	Prospectus offering	148,100	3.39

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security ($)
December 16, 2019	Common Shares	Prospectus offering	493,611	3.37
December 17, 2019	Common Shares	Prospectus offering	203,200	3.46
December 17, 2019	Common Shares	Prospectus offering	240,000	3.45
December 18, 2019	Common Shares	Prospectus offering	305,000	3.40
December 19, 2019	Common Shares	Prospectus offering	108,900	3.32
December 19, 2019	Common Shares	Prospectus offering	215,300	3.31
December 20, 2019	Common Shares	Prospectus offering	309,100	3.16
December 22, 2019	Common Shares	Prospectus offering	200,000	3.11
December 22, 2019	Common Shares	Prospectus offering	105,600	3.13
December 23, 2019	Common Shares	Prospectus offering	144,100	3.20
December 23, 2019	Common Shares	Prospectus offering	490,000	3.22
December 24, 2019	Common Shares	Exercise of stock option	4,690	2.77
December 26, 2019	Common Shares	Prospectus offering	550,000	3.17
December 27, 2019	Common Shares	Prospectus offering	126,000	3.19
December 27, 2019	Common Shares	Prospectus offering	140,100	3.26
December 30, 2019	Options	Grant under 2011 stock option plan	485,000	3.15
December 30, 2019	Common Shares	Prospectus offering	60,700	3.24
December 30, 2019	Common Shares	Prospectus offering	180,000	3.12
December 31, 2019	Common Shares	Prospectus offering	562,730	3.07
January 2, 2020	Common Shares	Prospectus offering	189,300	2.94
January 2, 2020	Common Shares	Prospectus offering	394,500	2.93
January 17, 2020	Common Shares	Exercise of stock option	20,000	0.50
January 20, 2020	Common Shares	Exercise of stock option	15,000	0.50
January 20, 2020	Common Shares	Exercise of stock option	6,000	0.30
January 20, 2020	Common Shares	Exercise of stock option	11,700	2.59
January 20, 2020	Common Shares	Exercise of stock option	24,000	0.85
January 22, 2020	Common Shares	Exercise of stock option	16,000	1.53
January 22, 2020	Common Shares	Prospectus offering	200,000	4.27
January 23, 2020	Common Shares	Prospectus offering	228,100	4.07
January 23, 2020	Common Shares	Prospectus offering	435,000	4.04
January 24, 2020	Common Shares	Prospectus offering	357,100	3.84
January 24, 2020	Common Shares	Prospectus offering	775,000	3.86
January 25, 2020	Common Shares	Prospectus offering	137,500	3.81
January 25, 2020	Common Shares	Prospectus offering	381,439	3.82
January 28, 2020	Common Shares	Prospectus offering	382,145	3.69
January 29, 2020	Common Shares	Prospectus offering	453,205	3.44
January 30, 2020	Common Shares	Exercise of stock option	475,000	1.58
January 30, 2020	Common Shares	Prospectus offering	275,800	3.60
January 30, 2020	Common Shares	Prospectus offering	350,462	3.61
January 31, 2020	Options	Grant under Company’s stock option	350,000	3.42
January 31, 2020	Common Shares	Prospectus offering	137,500	3.62
January 31, 2020	Common Shares	Prospectus offering	226,100	3.63

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security ($)
February 3, 2020	Common Shares	Prospectus offering	72,300	3.49
February 3, 2020	Common Shares	Prospectus offering	145,252	3.48
February 4, 2020	Common Shares	Prospectus offering	293,400	3.40
February 5, 2020	Common Shares	Prospectus offering	296,600	3.38
February 6, 2020	Common Shares	Prospectus offering	178,000	3.43
February 6, 2020	Common Shares	Prospectus offering	291,758	3.44
February 7, 2020	Common Shares	Prospectus offering	105,400	3.43
February 7, 2020	Common Shares	Prospectus offering	211,600	3.41
February 10, 2020	Common Shares	Prospectus offering	74,900	3.27
February 10, 2020	Common Shares	Prospectus offering	191,586	3.24
February 11, 2020	Common Shares	Prospectus offering	482,365	3.01
February 12, 2020	Common Shares	Prospectus offering	404,543	3.07
February 13, 2020	Common Shares	Prospectus offering	185,300	3.08
February 13, 2020	Common Shares	Prospectus offering	450,000	3.09
February 14, 2020	Common Shares	Prospectus offering	84,100	3.00
February 14, 2020	Common Shares	Prospectus offering	282,470	3.01
February 18, 2020	Common Shares	Prospectus offering	259,658	3.04
February 18, 2020	Common Shares	Prospectus offering	550,000	3.02
February 24, 2020	Common Shares	Settlement of restricted share units	33,607	4.75
February 24, 2020	Common Shares	Settlement of restricted share units	8,232	6.59
April 23, 2020	Restricted Share Units	Grant under 2020 Incentive Plan	46,888	2.13
April 23, 2020	Options	Grant under 2020 Incentive Plan	725,000	2.13
April 27, 2020	Common Shares	Prospectus offering	192,250	2.13
April 27, 2020	Common Shares	Prospectus offering	67,300	2.13
April 28, 2020	Common Shares	Prospectus offering	305,507	2.17
April 28, 2020	Common Shares	Prospectus offering	163,300	2.18
April 28, 2020	Common Shares	Settlement of restricted share units	29,906	2.15
April 29, 2020	Common Shares	Prospectus offering	560,000	2.34
April 29, 2020	Common Shares	Prospectus offering	407,300	2.35
April 30, 2020	Common Shares	Prospectus offering	250,000	2.27
April 30, 2020	Common Shares	Prospectus offering	197,200	2.27
April 30, 2020	Common Shares	Prospectus offering	197,200	2.12
May 1, 2020	Common Shares	Prospectus offering	450,000	2.72
May 1, 2020	Common Shares	Prospectus offering	201,400	2.28
May 1, 2020	Common Shares	Prospectus offering	201,400	2.12
May 4, 2020	Common Shares	Prospectus offering	93,600	2.22
May 4, 2020	Common Shares	Prospectus offering	250,000	2.22
May 5, 2020	Common Shares	Prospectus offering	93,200	2.22
May 5, 2020	Common Shares	Prospectus offering	300,000	2.12
May 6, 2020	Common Shares	Prospectus offering	134,400	2.22
May 6, 2020	Common Shares	Prospectus offering	350,000	2.10
May 7, 2020	Common Shares	Prospectus offering	51,200	2.15

Date of Issuance	Security Issued	Reason for Issuance	Number of Securities Issued	Price per Security ($)
May 7, 2020	Common Shares	Prospectus offering	150,200	2.10
May 8, 2020	Common Shares	Prospectus offering	75,100	2.10
May 8, 2020	Common Shares	Prospectus offering	160,000	2.03
May 11, 2020	Common Shares	Prospectus offering	70,200	2.06
May 11, 2020	Common Shares	Prospectus offering	170,000	2.03
May 12, 2020	Common Shares	Prospectus offering	100,000	2.01
May 12, 2020	Common Shares	Prospectus offering	39,300	2.04
May 13, 2020	Common Shares	Prospectus offering	200,000	1.94
May 13, 2020	Common Shares	Prospectus offering	46,600	1.99
May 13, 2020	Common Shares	Prospectus offering	200,000	1.69
May 14, 2020	Common Shares	Prospectus offering	170,000	1.87
May 14, 2020	Common Shares	Settlement of restricted share units	50,000	1.94
May 14, 2020	Common Shares	Prospectus offering	42,700	1.93
May 15, 2020	Common Shares	Prospectus offering	43,500	1.71
May 21, 2020	Common Shares	Prospectus offering	867,221	2.18
May 21, 2020	Common Shares	Prospectus offering	317,600	2.17
May 22, 2020	Common Shares	Prospectus offering	750,000	2.14
May 22, 2020	Common Shares	Prospectus offering	197,300	2.13
May 25, 2020	Common Shares	Prospectus offering	301,000	2.18
May 26, 2020	Common Shares	Prospectus offering	608,800	2.29
May 26, 2020	Common Shares	Prospectus offering	1,075,000	2.16
May 27, 2020	Common Shares	Prospectus offering	2,000,000	2.24
May 28, 2020	Common Shares	Prospectus offering	287,100	2.40
May 28, 2020	Common Shares	Prospectus offering	1,000,000	2.40
May 29, 2020	Common Shares	Prospectus offering	247,000	2.31
May 29, 2020	Common Shares	Prospectus offering	850,000	2.31
June 4, 2020	Common Shares	Prospectus offering	1,236,681	2.37
June 4, 2020	Common Shares	Prospectus offering	223,400	2.42
June 5, 2020	Common Shares	Prospectus offering	1,516,300	2.43
June 5, 2020	Common Shares	Prospectus offering	295,200	2.48
June 8, 2020	Common Shares	Prospectus offering	458,564	2.39
June 8, 2020	Common Shares	Prospectus offering	160,700	2.42
June 9, 2020	Common Shares	Prospectus offering	432,906	2.34
June 9, 2020	Common Shares	Prospectus offering	59,100	2.38
June 9, 2020	Options	Grant under 2020 Incentive Plan	60,000	2.53
June 10, 2020	Common Shares	Prospectus offering	2,100,000	2.58
June 10, 2020	Common Shares	Prospectus offering	562,100	2.64
July 2, 2020	Common Shares	Settlement of restricted share units	75,000	0.99
September 21, 2020	Common Shares	Settlement of restricted share units	20,658	1.48

TRADING PRICES AND VOLUMES

The Common Shares are listed on the TSX and the NASDAQ under the trading symbol "OGI". The following tables set forth the reported adjusted close high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus Supplement.

	Trading of Common Shares			Trading of Common Shares
	TSX			NASDAQ
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	(US$)	(US$)	(#)
November 2019	4.99	2.64	53,979,299	3.77	2.00	75,000,652
December 2019	3.82	2.88	20,132,959	2.87	2.20	56,445,647
January 2020	4.74	2.47	46,925,995	3.64	1.89	110,738,094
February 2020	3.78	2.67	24,275,216	2.85	2.00	71,187,873
March 2020	3.11	1.95	37,269,257	2.32	1.41	92,502,139
April 2020	2.77	2.10	27,598,002	1.95	1.49	76,692,110
May 2020	2.73	1.54	29,636,369	1.98	1.09	130,347,900
June 2020	3.17	2.12	33,232,500	2.36	1.56	161,985,204
July 2020	2.23	1.62	19,834,461	1.67	1.21	83,357,101
August 2020	2.02	1.61	11,749,215	1.53	1.20	54,717,293
September 2020	1.66	1.35	9,839,344	1.26	1.01	49,569,165
October 2020	1.77	1.37	8,915,349	1.35	1.02	65,985,219
November 1, 2020 to November 9, 2020	2.72	1.60	17,564,549	2.10	1.20	80,402,054

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquires as beneficial owner Unit Shares and Warrants comprising the Units pursuant to the Offering, and Warrant Shares upon exercise of such Warrants, and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Corporation and the Underwriters, is not affiliated with the Corporation or the Underwriters and who acquires and holds the Unit Shares, Warrants and Warrant Shares as capital property (a “Holder”). Generally, the Unit Shares, Warrants and Warrant Shares will be considered to be capital property to a Holder thereof provided that the Holder does not hold the Unit Shares, Warrants or Warrant Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian dollar; or (v) that has or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Unit Shares, Warrants or Warrant Shares. Such Holders should consult their own tax advisors with respect to an investment in the Units. This summary does not address (i) the deductibility of interest by a Holder who has borrowed money to acquire Unit Shares or Warrants comprising the Units pursuant to this Offering, or to acquire Warrant Shares upon the exercise of such Warrants, (ii) the tax treatment of any payments made in connection with the buy-in rights, or (iii) the application of the “split income” rules in section 120.4 of the Tax Act.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Units or the Warrant Shares, controlled by a non-resident corporation or other person, or a group of non-resident persons (including corporations) not dealing with each other at arm's length, for purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Units, including the acquisition of Warrant Shares pursuant to the exercise of the Warrants.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA"). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Allocation of Offering Price

Holders will be required to allocate the aggregate cost of a Unit between the Unit Share and the Warrant on a reasonable basis in order to determine their respective costs for the purposes of the Tax Act. The Corporation intends to allocate as consideration for their issue $1.71 to each Unit Share and $0.14 per half Warrant acquired as part of a Unit. As of the date of this Prospectus Supplement, the Corporation believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder. The adjusted cost base to a Holder of a Unit Share acquired as part of a Unit will be determined by averaging the cost of such Unit Share with the adjusted cost base of all Common Shares of the Corporation held by the Holder as capital property immediately before such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder's cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder's adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder's adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Corporation held as capital property immediately before the acquisition of the Warrant Share.

Residents of Canada

The following section of this summary applies to Holders who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times ("Resident Holders"). Certain Resident Holders whose Unit Shares or Warrant Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to deem the Unit Shares or Warrant Shares, and every other "Canadian security" as defined in the Tax Act, held by such persons, in the taxation year of the election and each subsequent taxation year to be capital property. This election does not apply to Warrants. Resident Holders should consult their own tax advisors regarding this election.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See discussion below under the heading "Capital Gains and Capital Losses".

Dividends

Dividends received or deemed to be received on the Unit Shares or Warrant Shares are required to be included in computing a Resident Holder's income. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of "taxable dividends" received from "taxable Canadian corporations" (each as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of "eligible dividends" designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. A dividend will be an eligible dividend if the recipient receives written notice (which may include a notice published on the Corporation's website) from the Corporation designating the dividend as an "eligible dividend". There may be limitation on the Corporation's ability to designate dividends as "eligible dividends".

Dividends received or deemed to be received by a corporation that is a Resident Holder on the Unit Shares or Warrant Shares are required to be included in computing its income but generally will be deductible in computing its taxable income. In certain circumstances, section 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of dispositions or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" (as defined in the Tax Act) or a corporation controlled, whether because of a beneficial interest in one or more trusts, or otherwise, by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Unit Shares or Warrant Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the year. A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax on its "aggregate investment income" for the year, which includes any dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income.

Dispositions of Unit Shares, Warrants and Warrant Shares

Upon a disposition (or a deemed disposition) of a Unit Share, a Warrant (other than on the expiry or exercise thereof) or a Warrant Share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of such Unit Share, Warrant or Warrant Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such Unit Share, Warrant or Warrant Share to the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Capital Gains and Capital Losses".

The adjusted cost base to a Resident Holder of a Unit Share acquired pursuant to the Offering or a Warrant Share acquired pursuant to the exercise of a Warrant will be averaged with the adjusted cost base of any other Common Shares of the Corporation held by such Resident Holder as capital property immediately before the relevant acquisition for the purposes of determining the Resident Holder's adjusted cost base of each Unit Share or Warrant Share.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Unit Shares or Warrant Shares by a Resident Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstances specified by the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax on its "aggregate investment income" for the year, which will include taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder that is an individual (other than certain trusts) may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

Non-Residents of Canada

The following section of this summary is generally applicable to Holders who (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Unit Shares, Warrants or Warrant Shares; and (ii) do not use or hold the Unit Shares, Warrants or Warrant Shares in carrying on a business in Canada ("Non-Resident Holders"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Holders should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited on the Unit Shares or Warrant Shares to a Non-Resident Holder are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. For example, under the Canada-United States Tax Convention (1980), as amended (the "Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a "U.S. Holder") is generally limited to 15% of the gross amount of the dividend.

Dispositions of Unit Shares, Warrants and Warrant Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Unit Share, Warrant or Warrant Share nor will capital losses arising therefrom be recognized under the Tax Act, unless the Unit Share, Warrant or Warrant Share constitutes "taxable Canadian property" to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Unit Shares and Warrant Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSX and the NASDAQ), at the time of disposition, the Unit Shares, Warrants and Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition, the following two conditions are met: (i) 25% or more of the issued shares of any class or series of the share capital of the Corporation were owned by, or belonged to, one or any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm's length (within the meaning of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person referred to in (y) holds a membership interest directly or indirectly through one or more partnerships, and (ii) more than 50% of the fair market value of the Common Shares, was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada, (B) Canadian resource property (as defined in the Tax Act), (C) timber resource property (as defined in the Tax Act), and (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists.

A Non-Resident Holder's capital gain (or capital loss) in respect of Unit Shares, Warrants or Warrant Shares that constitute or are deemed to constitute taxable Canadian property (and are not "treaty-protected property" as defined in the Tax Act) will generally be computed in the manner described above under the subheading "Residents of Canada-Dispositions of Unit Shares, Warrants and Warrant Shares".

Non-Resident Holders whose Unit Shares, Warrants or Warrant Shares are taxable Canadian property should consult their own tax advisors, including with respect to any notification or tax filing obligations under the Tax Act.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Hodgson Russ LLP, counsel to the Corporation with respect to U.S. federal income tax matters, the following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Unit Shares and Warrants comprising the Units pursuant to the Offering, and Warrant Shares upon exercise of the Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively or prospectively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Unit Shares, Warrants or Warrant Shares that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the United States;

• a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

• an estate whose income is subject to U.S. federal income taxation regardless of its source; or

• a trust that (1) is subject to the primary supervision of a court within the United States and is under the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Unit Shares, Warrants or Warrant Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) related to the acquisition, ownership and disposition of Unit Shares, Warrants or Warrant Shares.

In addition, this summary assumes that the Corporation is not a "controlled foreign corporation" for U.S. federal income tax purposes.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Unit Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Unit Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Unit Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Unit Shares, Warrants or Warrant Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Unit Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Unit Shares, Warrants or Warrant Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty and that use or hold Unit Shares, Warrants or Warrant Shares in connection with such permanent establishment. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Unit Shares, Warrants or Warrant Shares.

If an entity or arrangement that is classified as a partnership (or other "pass-through" entity) for U.S. federal income tax purposes holds Unit Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as "pass-through" entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF UNIT SHARES, WARRANTS OR WARRANT SHARES.

Allocation of Purchase Price

Each Unit should be treated for U.S. federal income tax purposes as an investment unit consisting of one Unit Share and one-half Warrant. For U.S. federal income tax purposes, U.S. Holders will be required to allocate the purchase price of the Unit between the Unit Share and the one-half Warrant based on their relative fair market values at the time of issuance. This allocation of the purchase price for the Unit will establish such U.S. Holder's initial tax basis for U.S. federal income tax purposes in the Unit Share and the one-half Warrant comprising the Unit.

The Corporation intends to allocate as consideration for their issue $1.71 to each Unit Share and $0.14 per half Warrant acquired as part of a Unit. As of the date of this Prospectus Supplement, the Corporation believes that such allocation is reasonable but such allocation will not be binding on the IRS. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units.

Exercise, Disposition or Expiration of Warrants

Exercise of Warrants

The U.S. federal income tax treatment of the exercise of a Warrant is uncertain, and the U.S. tax consequences of the exercise of a Warrant could differ from what is described herein. Subject to the foregoing sentence, and the discussion below under "Passive Foreign Investment Company Rules", a U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share. A U.S. Holder's initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder's tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. The holding period for the Warrant Share may or may not include the period during which the U.S. Holder held the Warrant. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of an exercise of a Warrant and the tax basis in, and the holding period for, the Warrant Share received on such exercise.

Sale or Other Taxable Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Warrant sold or otherwise disposed of. Subject to the discussion under "Passive Foreign Investment Corporation Rules" below, any such gain or loss generally will be a capital gain or loss (provided that the Warrant Share to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder), which will be long-term capital gain or loss if the Warrant is held for more than one year.

Expiration of Warrants Without Exercise

Subject to the discussion under "Passive Foreign Investment Company Rules" below, upon the lapse or expiration of a warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder's tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or assets of the Corporation, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Corporation). As discussed under "Dividend Policy" above, the Corporation does not intend to pay dividends on any of its Common Shares in the foreseeable future. In addition, an adjustment made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants generally should not be considered to result in a constructive distribution. Each U.S. Holder should consult its own tax advisor regarding the proper treatment of any adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants or an adjustment to the exercise price of the Warrants.

Ownership and Disposition of Unit Shares or Warrant Shares

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules".

Distributions on Unit Shares or Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Unit Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Unit Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Unit Shares or Warrant Shares (see "Sale or Other Taxable Disposition of Unit Shares or Warrant Shares" below). However, the Corporation may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Corporation with respect to the Unit Shares or Warrant Shares will constitute dividend income. Dividends received on Unit Shares or Warrant Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction". Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Treaty or the Unit Shares or Warrant Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to qualified dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a "passive foreign investment Corporation" ("PFIC") in the tax year of distribution or in the preceding tax year.

For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Canadian taxes withheld by the Corporation, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Corporation with respect to the payment.

The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Unit Shares or Warrant Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Unit Shares or Warrant Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Unit Shares or Warrant Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Unit Shares or Warrant Shares are held for more than one year. If the consideration a U.S. Holder receives for the Unit Shares or Warrant Shares is not paid in U.S. dollars, the amount realized will be determined using the rules described under "Additional Considerations-Use of Foreign Currency to Acquire Unit Shares, Warrants or Warrant Shares or Receipt of Foreign Currency." A U.S. Holder's tax basis in its Unit Shares or Warrant Shares generally will equal the U.S. dollar cost of such Unit Shares or Warrant Shares. If a U.S. Holder uses foreign currency to acquire Unit Shares or Warrant Shares, the cost of the Unit Shares or Warrant Shares will be determined using the rules described under "Additional Considerations-Use of Foreign Currency to Acquire Unit Shares, Warrants or Warrant Shares or Receipt of Foreign Currency."

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Corporation Rules

U.S. Holders generally would be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Corporation is, or were to become, a PFIC for U.S. federal income tax purposes. The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and on many factors that can change from time to time, including fluctuations in the market price of the Corporation's Common Shares. The general rule is that the Corporation would be a PFIC if, for a tax year, (a) 75% or more of its gross income for such tax year is passive income or (b) 50% or more of the value of its gross assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain rents and royalties, and certain types of gains (such as from the sale of stock and securities). For purposes of determining whether the Corporation is a PFIC, the Corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

The Corporation has not made any determination of its PFIC status for the current year. The Corporation also has not made a PFIC determination for any prior taxable year. Therefore, there is no assurance that the Corporation has not been a PFIC in prior taxable years, nor that the Corporation will not be a PFIC in its current taxable year or become a PFIC in any future taxable year. No opinion is expressed with respect to the Corporation's PFIC status for prior, current or future taxable years.

If the Corporation is a PFIC with respect to a U.S. Holder, and the U.S. Holder does not make either of the elections described below, gain from the disposition of the Common Shares and certain distributions classified as "excess distributions" (generally, those that are in excess of 125% of the average amount of distributions in the three prior tax years) would be subject to ordinary income treatment and allocated ratably to days in a U.S. Holder's holding period in computing the U.S. Holder's tax liability. The amounts allocated to the taxable year during which the gain is realized or excess distribution is made, and to any taxable years in such U.S. Holder's holding period that are before the first taxable year in which the Corporation is treated as a PFIC with respect to that U.S. Holder, would be included in the U.S. Holder's gross income as ordinary income for the taxable year of the gain or excess distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or excess distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. Under proposed Treasury Regulations, gifts, exchanges pursuant to corporate reorganizations and pledging or use of Common Shares as security for a loan would be treated as a taxable disposition of the Common Shares and subject to the foregoing tax treatment.

If the Corporation is a PFIC, the U.S. Holder may be able to mitigate the adverse tax effects of the PFIC rules described above if the U.S. Holder makes a "qualified electing fund" ("QEF") or a "mark to market" election. If a U.S. Holder makes a timely QEF election for the first tax year in which its holding period of its Common Shares begins, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to such Common Shares. However, under the QEF regime, in each taxable year that the Corporation is considered a PFIC the U.S. Holder must include in gross income (i) as ordinary income, the U.S. Holder's pro rata share of the ordinary earnings of the Corporation and (ii) as capital gain, the U.S. Holder's pro rata share of the net capital gain of the Corporation, regardless of whether the Corporation makes a distribution on the Common Shares. Distributions of income that had previously been taxed under the QEF regime will not be taxed again when such distributions are made to the U.S. Holder. Subject to certain restrictions, a U.S. Holder may elect to defer payment of current U.S. federal income tax on such amounts included in income under the QEF regime, but a non-deductible interest charge would be applied. Under the QEF rules, the electing U.S. Holder must supply certain information to the IRS that the U.S. Holder would need to obtain from the Corporation. If the Corporation has reason to believe it may be a PFIC in a particular taxable year, and if so requested by a U.S. Holder for such taxable year, the Corporation will use commercially reasonable efforts to make available such information to the U.S. Holder.

If the Corporation is a PFIC, a U.S. Holder may make a "mark to market" election as an alternative to a QEF election, as long as the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury Regulations. The consequence of a mark to market election is that a U.S. Holder must include in his gross income, as ordinary income, an amount equal to the excess, if any, of the fair market value of the U.S. holder's Common Shares at the close of the taxable year over the U.S. Holder's adjusted tax basis in the Common Shares. If the fair market value of the U.S. Holder's Common Shares at the end of the taxable year is less than the adjusted tax basis of the U.S. Holder in the Common Shares, an ordinary loss deduction may be claimed, but only to the extent of any mark to market gains previously included in income. The U.S. Holder's tax basis in the Common Shares will be adjusted to reflect such inclusions or deductions. Gain or loss on disposition of the Common Shares will be ordinary income or loss.

During any taxable year in which the Corporation or any of its subsidiaries is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder must file IRS Form 8621, ("Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund").

A U.S. Holder should consult their own tax advisor regarding the potential applicability of the PFIC rules to an investment in the Units, Unit Shares and Warrant Shares, as well as the advisability of making a OEF election (including on a protective basis) or a mark-to-market election.

Additional Considerations

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Unit Shares, Warrants or Warrant Shares.

Use of Foreign Currency to Acquire Unit Shares, Warrants or Warrant Shares or Receipt of Foreign Currency

A U.S. Holder's tax basis in its Unit Shares, Warrants or Warrant Shares generally will equal the U.S. dollar cost of such Unit Shares, Warrants or Warrant Shares. If a U.S. Holder uses foreign currency to purchase Unit Shares, Warrants or Warrant Shares, the cost of the Unit Shares, Warrants or Warrant Shares will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the Unit Shares, Warrants or Warrant Shares are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the cost of such Unit Shares, Warrants or Warrant Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Unit Shares, Warrants or Warrant Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). However, in the case of sale, exchange, or other taxable disposition of Unit Shares, Warrants or Warrant Shares, if the Unit Shares, Warrants or Warrant Shares are treated as traded on an "established securities market" and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Unit Shares or Warrant Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, there may be a requirement to file an IRS Form 8938 ("Statement of Specified Foreign Financial Assets"), with a U.S. Holder's U.S. tax return, under special rules that impose U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, may include assets such as Unit Shares, Warrants or Warrant Shares. Other IRS information reporting on various IRS Forms may also be required with respect to a U.S. Holder. Penalties for failure to file required information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Unit Shares, Warrants or Warrant Shares will generally be subject to information reporting and backup withholding tax if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The above summary is not intended to constitute a complete analysis of all tax considerations applicable to U.S. Holders with respect to the acquisition, ownership, and disposition of Unit Shares, Warrants or Warrant Shares. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their own particular circumstances.

RISK FACTORS

An investment in the Units offered hereby involves certain risks. You should carefully consider, in light of your own financial circumstances, the risk factors set out below which relate to the Units, as well as the risk factors described under the heading "Risk Factors" found in the Annual Information Form, the Annual MD&A, the Interim MD&A, and the Prospectus (at pages 19 to 23). In addition, you should carefully consider all other information contained in this Prospectus Supplement, the Prospectus, the documents incorporated by reference herein and therein (including, without limitation, the Annual Information Form, the Annual MD&A and the Interim MD&A), and in all subsequently filed documents incorporated by reference, before making an investment decision.

COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus ("COVID-19") a global pandemic. The number of confirmed cases of COVID-19 in Canada as of the date of this Prospectus Supplement is estimated to be in excess of 260,000 and the global number of confirmed cases is estimated to be in excess of fifty million.

In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, nonessential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of the governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

Although the Corporation has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Corporation's business, operations, financial results and position and prospects, including through further employee attrition, disruptions to the Corporation cultivation and processing activities, supply chains and sales channels, further retail store closures, restriction of operations at retail stores and suspension of issuance of new retail store licences, changes in demand for the Corporation's products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Corporation's business, operations, financial results and position or prospects. Further impacts could include adverse effects on the Corporation's ability to maintain operations, and to obtain and maintain debt and obtain equity financing on attractive commercial terms or at all, defaults under out material contracts, including the Credit Agreement, impairment of investments, impairments in the value of our non current assets, and potential future decreases in revenue or the profitability of our ongoing operations, any of which could be material at this time.

The Corporation continues to monitor the situation and work with its stakeholders (including customers, employees and suppliers) in order to assess further possible implications to its business, supply chain and customers, and where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Management of the Corporation will have broad discretion with respect to the application of a portion of the net proceeds received by the Corporation from the sale of Units under this Prospectus Supplement

Management of the Corporation may spend a portion of net proceeds received by the Corporation from a sale of Units, if any, in ways that do not improve the Corporation’s results of operations or enhance the value of the Units or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation’s business or cause the market price of the securities of the Corporation issued and outstanding from time to time to decline.

The Corporation may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities, resulting in dilution to investors.

The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Such sales or issuances may occur for any number of reasons, including to strengthen the balance sheet of the Corporation or in connection with growth, acquisitions or strategic opportunities that may be available to the Corporation. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the market price of the Common Shares may decrease due to the increased number of Common Shares available in the market.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation's control.

The market price of our Common Shares has in the past been, and may in the future be, subject to large fluctuations which may result in losses for investors. The factors which may contribute to market price fluctuations of the Common Shares include the following:

• consequences of government action in response to COVID-19;

• actual or anticipated fluctuations in the Corporation's quarterly results of operations;

• local or international regulatory and political changes affecting the Corporation's industry generally and its business and operations;

• recommendations by securities research analysts;

• changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

• addition or departure of the Corporation's executive officers and other key personnel;

• release or expiration of transfer restrictions on outstanding Common Shares;

• sales or perceived sales of additional Common Shares;

• operating and financial performance that vary from the expectations of management, securities analysts and investors;

• announcements of developments and other material events by the Corporation or its competitors;

• fluctuations to the costs or availability of vital production materials and services;

• changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility, and including those caused by COVID-19;

• significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

• operating and share price performance of other companies that investors deem comparable to the Corporation;

• news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation's industry or target markets or in the economy generally; and

• the number of Common Shares sold on any one day in the aggregate pursuant to the Offering.

Following the consummation of the Offering, the Corporation's directors and senior officers will be subject to a 90-day lock-up period provided under lock-up agreements to be executed in connection with the Offering. All of the Common Shares subject to the lock-up agreements will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreements.

The Corporation has not declared or paid dividends in the past and may not declare or pay dividends in the future.

Any decision to declare or pay dividends in the future will be made at the discretion of the Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Board may deem relevant. As a result, investors may not receive any return on an investment in the Units unless they sell their Units for a price greater than that which such investors paid for them.

Negative Cash Flow from Operations

During the three and nine months ended May 31, 2020, the Corporation had negative cash flow from operating activities. The Corporation's cash and short-term investments as at May 31, 2020, was approximately $44,777,000.

The Corporation cannot guarantee it will have a cash flow positive position in the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from its offerings may be used to fund such negative cash flow from operating activities.

Certain of the Corporation's personnel do not yet hold security clearances required by the Cannabis Act (Canada) and the Cannabis Regulations

Pursuant to the Cannabis Act (Canada) and the Cannabis Regulations made under the Cannabis Act, certain of the Corporation's personnel, including its directors and officers, are required to hold security clearances. As of the date of this Prospectus Supplement, two directors and one officer who are required to hold security clearances have applied for but have not yet received such security clearances. Although management has no reason to believe that the requested security clearances will not be received, the timing for receipt of security clearance can be lengthy and is uncertain. Health Canada has advised the Corporation that until security clearances are received, the Corporation must ensure that such directors and officers' influence over the Corporation is restricted and that this includes limiting control and decision making, especially as it relates to day-to-day involvement in the operation of the licensed site. The Corporation has advised Health Canada that these individuals have no involvement in the day-to-day operations of the licensed site. Management believes that Health Canada will not take any enforcement or other action in this matter. However, should any such action be taken, we may be required to take further steps to satisfy Health Canada including restricting the roles of such directors and officers pending receipt of security clearances.

Market for Warrants

There is currently no market through which the Warrants may be sold. The Corporation does not plan to apply to list the Warrants on the TSX, NASDAQ or any other securities exchange or other trading system. There can be no assurance that an active or liquid trading market will develop for the Warrants after the Offering, or if developed, that such a market will be sustained. If an active or liquid market for the Warrants fails to develop or be sustained, the prices at which the Warrants trade may be adversely affected. The market price of the Warrants will be based on a number of factors, including but not limited to: (i) the markets for similar securities; (ii) the financial condition, results of operations and prospectus of the Corporation; (iii) the market price and volatility of the Common Shares; (iv) changes in the industry in which the Corporation operates and competition affecting the Corporation; and (v) general market and economic conditions. Purchasers may not be able to resell Warrants purchased under this Prospectus Supplement and the accompanying Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation.

Return on Investment Risk

There is no guarantee that an investment in the Unit Shares or Warrants comprising the Units will earn any positive return in the short or long term. No dividends on the Common Shares have been paid to date. A purchase of Units under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Unknown Health Impact of Use of Cannabis and Derivatives

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using the Corporation's cannabis and derivative products. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur which could adverse affect social acceptance of cannabis and the demand for the Corporation's products.

LEGAL MATTERS AND INTEREST OF EXPERTS

Certain legal matters relating to this Offering will be passed upon on our behalf by Goodmans LLP, with respect to certain legal matters relating to Canadian law, and by Hodgson Russ LLP, with respect to certain legal matters relating to U.S. law, and on behalf of the Underwriters, Stikeman Elliott LLP, with respect to certain legal matters relating to Canadian law and Dorsey & Whitney LLP, with respect to certain legal matters relating to U.S. law. At the date hereof, partners and associates of each of Goodmans LLP, Hodgson Russ LLP and Stikeman Elliott LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any securities of our associates or affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte LLP are the auditors of the Corporation. Deloitte LLP is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of New Brunswick and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB.

The transfer agent, warrant agent and registrar of the Corporation is TSX Trust Company at its offices in Vancouver, British Columbia and Toronto, Ontario. VStock Transfer, LLC is the Corporation's co-transfer agent in the United States.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the Registration Statement to which this Prospectus Supplement forms a part: (a) the documents listed under "Documents Incorporated by Reference"; (b) the consent of Deloitte LLP; (c) the consent of Hodgson Russ LLP; (d) powers of attorney from certain of the Corporation's directors and officers included on the signature pages of the Registration Statement; (e) the Warrant Indenture and (f) the Underwriting Agreement.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Organigram Holdings Inc. at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3, Telephone (855) 961-9420, and are also available electronically at www.sedar.com. See "Documents Incorporated by Reference".

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	November 22, 2019

ORGANIGRAM HOLDINGS INC.

$175,000,000

Common Shares

Preferred Shares

Debt Securities

Subscription Receipts

Warrants

Units

Organigram Holdings Inc. (the "Corporation", "we", "our" or "us") may from time to time offer and issue the following securities: (a) common shares in the capital of the Corporation ("Common Shares"); (b) preferred shares in the capital of the Corporation ("Preferred Shares"), (c) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, "Debt Securities"); (d) subscription receipts of the Corporation exchangeable for Common Shares and/or other securities of the Corporation ("Subscription Receipts"); (e) warrants exercisable to acquire Common Shares and/or other securities of the Corporation ("Warrants"); and (f) securities comprised of more than one of Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit ("Units"), or any combination thereof, up to an aggregate offering price of $175,000,000 (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the "Prospectus") remains valid. The Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units (collectively, the "Securities") offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, "Prospectus Supplements").

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus including, without limitation, the information disclosed in the specific terms of any offering of Securities, as discussed above, will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains.

The Corporation is permitted, under a multi-jurisdictional disclosure system (the "MJDS") adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and may not be comparable to financial statements of United States companies. The Corporation's financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and its auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the United States Securities and Exchange Commission ("SEC").

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because the Corporation is a corporation existing under the laws of Canada. The Corporation exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. See "Enforceability of Civil Liabilities".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

You should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion in any applicable Prospectus Supplement; however, this Prospectus or any applicable Prospectus Supplement may not fully describe these tax consequences, and you should consult your tax adviser prior to making any investment in the Securities.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (a) in the case of Common Shares, the number of Common Shares being offered, the currency (which may be Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution) and any other specific terms; (b) in the case of Preferred Shares, the designation of the particular series, the number of Preferred Shares being offered, the currency (which may be Canadian dollars or any other currency), the offering price (in the event the offering is a fixed price distribution) or the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms of the Preferred Shares; (c) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased (which may be Canadian dollars or any other currency), maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (d) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the currency (which may be Canadian dollars or any other currency), the offering price, the terms, conditions and procedures for the exchange of the Subscription Receipts into or for Common Shares and/or other securities of the Corporation and any other specific terms; (e) in the case of Warrants, the number of such Warrants offered, the currency (which may be Canadian dollars or any other currency), the offering price, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Corporation and any other specific terms; and (f) in the case of Units, the number of Units being offered, the currency (which may be Canadian dollars or any other currency), the offering price, the terms of the Common Shares, Debt Securities, Subscription Receipts and/or Warrants, as the case may be, underlying the Units, and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

We may sell the Securities to or through one or more underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through one or more agents designated by us from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of such Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to us and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See "Plan of Distribution".

In connection with any offering of the Securities other than an "at-the-market distribution" (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution". No underwriter or dealer involved in an "at-the-market distribution" under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the Nasdaq Global Select Market (the "NASDAQ") under the symbol "OGI". On November 21, 2019, the last trading day prior to the date of this Prospectus, the closing price of the outstanding Common Shares on the TSX and NASDAQ was $3.83 and US$2.86, respectively.

Owning the Securities may subject you to tax consequences. This Prospectus and any applicable Prospectus Supplement may not describe the tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and consult with your own tax advisor with respect to your own particular circumstances.

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, the Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which these securities may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices, the liquidity of such securities, and the extent of issuer regulation. See "Forward-Looking Statements" and "Risk Factors".

The Corporation is continued under the Canada Business Corporations ("CBCA") and its head and registered office is at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

No underwriter, agent or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Any investment in Securities involves significant risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See "Risk Factors".

TABLE OF CONTENTS

(i)

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

We have not authorized any person to provide different information. The Securities may be sold only in those jurisdictions where offers and sales are permitted. This Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful. The information contained in this Prospectus is accurate only as of the date of this Prospectus or the date of the document incorporated by reference herein, as applicable, regardless of the time of delivery of this Prospectus or of any sale of the Securities. Our business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.

Unless the context otherwise permits, indicates or requires, all references in this Prospectus to the "Corporation", "we", "our", "us" and similar expressions are references to Organigram Holdings Inc. and the business carried on by it.

FINANCIAL INFORMATION

Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB and may not be comparable to financial statements of United States companies. The Corporation's financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the PCAOB and its auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts refer to lawful currency of Canada. All references to "US$" or "U.S. dollars" are to the currency of the United States.

The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars expressed in Canadian dollars, as provided by the Bank of Canada.

	Quarter Ended May 31, 2019	Fiscal Year Ended August 31, 2019	Fiscal Year Ended August 31, 2018	Fiscal Year Ended August 31, 2017
Low	1.3260	1.2803	1.2128	1.2447
High	1.3527	1.3642	1.3310	1.3743
Average	1.3403	1.3254	1.2777	1.3206
End	1.3527	1.3295	1.3055	1.2536

On November 21, 2019, the daily average rate of exchange posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 = $1.3285.

FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains "forward-looking information" as defined under Canadian securities laws (collectively, "forward-looking statements"). All statements other than statements of historical fact contained in this Prospectus, or in the documents incorporated by reference herein, are forward-looking statements, including, without limitation, the Corporation's statements regarding the Corporation's business and the environment in which it operates, the intention of the Corporation to complete any offering of Securities on the terms and conditions described herein and in any Prospectus Supplement, the listing of any Securities, and the intention of the Corporation to use the MJDS to offer Securities in the United States. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "projects" or "believes", "pro forma" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" and similar words or the negative thereof. Although management of the Corporation believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements in this Prospectus are based on certain assumptions, including assumptions regarding present and future business strategies and the environment in which the Corporation will operate in the future, including expected revenues from certain contracts, and ability to achieve goals. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under the heading "Risk Factors" in this Prospectus and in the Corporation's Annual Information Form (as defined herein) available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.

There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, these forward-looking statements are made as of the date of this Prospectus and, except as expressly required by applicable law, the Corporation assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, relating to the Securities. This Prospectus, including the documents incorporated by reference into this Prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

The Corporation's Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and accordingly, we are subject to informational requirements of the U.S. Exchange Act and applicable Canadian requirements. In accordance with these informational requirements, we file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC's website at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada, on SEDAR at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation exists under the laws of Canada, and all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Corporation are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Corporation or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Corporation or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Corporation has filed with the SEC, concurrently with the filing of its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Corporation has appointed Corporation Service Company of 251, Little Falls Drive, Wilmington, Delaware 19808, U.S.A., as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Corporation in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. Copies of these documents may be obtained on request without charge from the Corporate Secretary of the Corporation at 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3, Attention: Corporate Secretary (telephone (855) 961-9420), and are also available electronically under the Corporation's SEDAR profile at www.sedar.com.

Except to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, the following documents of the Corporation filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the annual information form of the Corporation for the year ended August 31, 2018, dated April 12, 2019 (the "Annual Information Form");

(b) the audited consolidated financial statements of the Corporation for the years ended August 31, 2018 and 2017 (as amended), together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation for the year ended August 31, 2018;

(d) the unaudited condensed consolidated interim financial statements and accompanying notes for the three and nine months ended May 31, 2019;

(e) the interim management discussion and analysis of the results of operations and financial condition of the Corporation for the three and nine months ended May 31, 2019;

(f) the management information circular of the Corporation dated November 7, 2018 regarding the annual and special meeting of shareholders of the Corporation held on December 7, 2018 as adjourned;

(g) the material change report dated September 19, 2018 in respect of the closing of the Corporation's strategic investment in convertible secured debentures of Hyasynth Biologicals Inc. in the aggregate of $10 million;

(h) the material change report dated April 3, 2019 in respect of the Corporation's update on its 6.0% convertible unsecured debenture conversion;

(i) the material change report dated June 10, 2019 in respect of the closing of the Corporation's credit facility with the Bank of Montreal ("BMO") consisting of a $115 million term loan (the "Term Loan") and a $25 million revolving credit facility (the "Revolving Facility", together with the Term Loan, the "Facilities"), both of which mature on May 31, 2022; and

(j) the material change report dated November 20, 2019 in respect of the Corporation's corporate update and details of its fiscal fourth quarter ended August 31, 2019.

Any documents of the type described in Item 11.1 of Form 44-101F1 - Short Form Prospectus Distributions which are filed by the Corporation with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this Prospectus. Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or herein are not incorporated by reference in this Prospectus.

Upon a new annual information form and annual consolidated financial statements being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management's discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to such new interim consolidated financial statements and management's discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Corporation with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, the Corporation may incorporate by reference into this Prospectus, or the registration statement on Form F-10 of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

A Prospectus Supplement containing the specific variable terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the offering of the Securities covered by such Prospectus Supplement.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE CORPORATION

The Corporation was incorporated under the Business Corporations Act (British Columbia) (the "BCBCA") on July 5, 2010 as Inform Resources Corp. and changed its name to Inform Exploration Corp. ("Inform") on February 16, 2011. On November 21, 2011, Inform completed its initial public offering and its Common Shares commenced trading on the TSX-V on November 24, 2011. At that time, Inform was engaged in the acquisition, exploration and development of natural resource properties. Inform subsequently ceased all resource exploration activity.

In August 2014, pursuant to a reverse takeover transaction in accordance with Policy 5.2 of the TSX-V, Inform acquired all of the issued and outstanding shares of Organigram Inc. (the "RTO Transaction"). On or about the time of closing the RTO Transaction, Inform changed its name to Organigram Holdings Inc. On April 6, 2016, Organigram Holdings Inc. was continued from the BCBCA to the CBCA. The Corporation's Common Shares started trading on the Nasdaq Global Select Market on May 21, 2019. On August 20, 2019, the Corporation graduated from the TSX-V and received approval to trade on the TSX under the symbol "OGI".

The Corporation's wholly-owned subsidiary, Organigram Inc. ("OGI"), is a licensed producer of cannabis and cannabis derived products (a "Licensed Producer" or "LP") under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the "Cannabis Act") and regulated by Health Canada.

Since commencing operations at its main facility located in Moncton, New Brunswick, the Corporation has continued to expand the main facility to create additional production capability. The Corporation has also strategically acquired land and buildings adjacent to the main facility (together, the "Moncton Campus") that, if and when fully developed and approved by Health Canada, would bring the Corporation's total production space to approximately 533,000 square feet. Within its cultivation rooms at the Moncton Campus, the Corporation grows on three levels in each grow room and therefore consideration must be given to the growing methodology when comparing production capacity to other cultivation facilities without tiered cultivation.

Patients order medical cannabis and cannabis oil from the Corporation through the Corporation's online store or by phone. Medical cannabis dried flower and cannabis oil is and will continue to be delivered by secured courier or other methods permitted by the Cannabis Act. The Corporation's prices vary based on grow time, strain yield and market prices.

The Corporation is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis oil to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Corporation continues the ongoing development of its Moncton Campus to add additional capacity to allow for increased production of cannabis, cannabis oil and related products including edible cannabis and cannabis extracts. The Corporation was issued a license as a Licensed Producer of cannabis on November 9, 2018, for sales of adult-use recreational cannabis in Canada, The license has an expiry date of March 27, 2020. The Corporation's license has been subject to subsequent amendments to add additional growing rooms and product categories as described herein. The Corporation's license was most recently amended effective October 21, 2019 to add the new product categories of cannabis extracts, cannabis topicals and edible cannabis and continues to have an expiry date of March 27, 2020. The Corporation intends to renew its license prior to expiry.

RECENT DEVELOPMENTS

There have been no material developments in the business of the Corporation since May 31, 2019, the date of the Corporation's most recent interim financial statements, which have not been disclosed in this Prospectus or the documents incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

Since May 31, 2019, the date of the Corporation's most recently filed interim financial statements, there have been no material changes to the Corporation's share and loan capitalization on a consolidated basis, other than draw downs on the Term Loan. As at the date of this Prospectus, $65 million is drawn on the Term Loan, and $nil is drawn on the Revolving Facility. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the issue and sale of specific Securities pursuant to this Prospectus will be described in the Prospectus Supplement relating to the issuance and sale of such Securities.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. The Securities will not include any novel derivatives or asset-backed securities as discussed under Part 4 of National Instrument 44-102 - Shelf Distributions.

Common Shares

Each Common Share entitles the holder thereof to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The holders of Common Shares are entitled to receive if, as and when declared by the Board, dividends in such amounts as shall be determined by the Board in its discretion. The holders of Common Shares have the right to receive the Corporation's remaining property and assets after payment of debts and other liabilities on a pro rata basis in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preferred Shares

Preferred Shares may be issued in one or more series pursuant to amendments to the articles of continuance of the Corporation as described in the Prospectus Supplement. Preferred Shares may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the articles of amendment authorizing the issuance of the series of Preferred Shares being offered. A copy of any articles of amendment relating to an offering of Preferred Shares will be filed by the Corporation with the relevant securities regulatory authorities in Canada after it has been filed by the Corporation under the CBCA.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Preferred Shares being offered thereby, which may include, without limitation, the following (where applicable):

• the designation of the series of Preferred Shares offered, and the maximum number of such series of Preferred Shares that the Corporation is authorized to issue;

• the aggregate number of Preferred Shares offered;

• the price at which the Preferred Shares will be offered;

• the currency for which the Preferred Shares may be purchased (if other than Canadian dollars);

• the annual dividend rate, if any, and whether the dividend rate is fixed or variable, the date from which dividends will accrue, and the dividend payment dates;

• the priority of the Preferred Shares in respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation;

• the price and the terms and conditions for redemption, if any, including whether redeemable at the Corporation's option or at the option of the holder, the time period for redemption, and payment of any accumulated dividends;

• the terms and conditions, if any, for conversion or exchange for shares of any other class of the Corporation or any other series of Preferred Shares, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

• whether such Preferred Shares will be listed on any securities exchange;

• the terms and conditions of any share purchase plan or sinking fund;

• the voting rights, if any;

• any other rights, privileges, restrictions, or conditions;

• certain material Canadian and United States tax consequences of owning the Preferred Shares; and

• any other material terms and conditions of the Preferred Shares.

Debt Securities

The Corporation may issue Debt Securities in one or more series under an indenture (the "Indenture"), to be entered into among the Corporation and a trustee. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). A copy of the form of the Indenture will be filed with the SEC as an exhibit to the Registration Statement of which this Prospectus forms a part. The following description sets forth certain general material terms and provisions of the Debt Securities. If Debt Securities are issued, we will describe in the applicable Prospectus Supplement the particular material terms and provisions of any series of the Debt Securities and a description of how the general material terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective investors should be aware that information in the applicable Prospectus Supplement may update, amend and supersede the following information regarding the general material terms and provisions of the Debt Securities. Prospective investors also should refer to the Indenture, as it may be supplemented, for a complete description of all terms relating to the Debt Securities. We will file as exhibits to the Registration Statement, of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Corporation furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities that we are offering before the issuance of such Debt Securities. We will also file the final Indenture for any offering of Debt Securities on SEDAR.

We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur. The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Corporation. The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that we offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

• the title of the Debt Securities;

• any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Corporation will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

• the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations;

• whether payment of the Debt Securities will be guaranteed by any other person;

• whether or not the Debt Securities will be secured or unsecured, and the terms of any secured debt including a general description of the collateral and of the material terms of any related security, pledge or other agreement;

• the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

• the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

• the place or places where we will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

• whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for taxes with respect to the Debt Securities, and whether and on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

• whether we will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder, and the terms and conditions of such redemption, repayment or repurchase;

• whether we may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

• the denominations in which we will issue any registered Debt Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

• whether we will make payments on the Debt Securities in a currency other than U.S. dollars;

• whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

• whether we will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

• whether we will issue the Debt Securities as unregistered securities, registered securities or both;

• any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

• the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

• whether the holders of any series of Debt Securities have special rights if specified events occur;

• the terms, if any, for any conversion or exchange of the Debt Securities for any other securities of the Corporation;

• provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

• any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require us to repurchase the Debt Securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or if we have a change of control.

We may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and we may offer and sell the Debt Securities at a discount below their stated principal amount. We may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Corporation. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Corporation and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Corporation.

Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or subordinated to the prior payment of the Corporation's other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Corporation anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Corporation if such Debt Securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Corporation, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Corporation expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Corporation also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Corporation will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Corporation may at any time and in the Corporation's sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $2,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Corporation, or at the Corporation's option the Corporation can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Corporation.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

• issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

• register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

• exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

• issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

To the extent the Indenture is governed by the Trust Indenture Act, the Corporation will file with the Trustee within 15 days after the Corporation files the same with the SEC, (i) copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements and (ii) copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Corporation may be required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

In the event that the Corporation is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, it will continue to file with the SEC and provide the Trustee:

• within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

• within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Corporation has any of its securities so listed.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

• the Corporation fails to pay principal of, or any premium on, any Debt Security of that series when it is due and payable;

• the Corporation fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

• the Corporation fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

• the Corporation fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Corporation by the trustees or to the Corporation and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

• certain events involving the Corporation's bankruptcy, insolvency or reorganization; and

• any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Corporation in writing.

If an event of default for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Corporation to repay immediately:

• the entire principal and interest of the Debt Securities of the series; or

• if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Corporation's bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Corporation will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Corporation is not in compliance, the Corporation must specify any defaults. The Corporation will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

• the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

• the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

• the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders' notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Corporation uses the term "defeasance", it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Corporation deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Corporation's option:

• the Corporation will be discharged from the obligations with respect to the Debt Securities of that series; or

• the Corporation will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Corporation.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Corporation must deliver to the trustees:

• an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

• an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

• a certificate of one of the Corporation's officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Corporation is to be discharged from its obligations with respect to the Debt Securities, and not just from the Corporation's covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Corporation may exercise its defeasance option:

• no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

• the Corporation is not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

• other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Corporation and the trustees pursuant to one or more Supplemental Indentures (a "Supplemental Indenture") with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

• change the stated maturity of the principal, premium, if any, or any instalment of interest, if any, on any Debt Security;

• reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Corporation to pay any additional amounts;

• reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

• change the place or currency of any payment;

• affect the holder's right to require the Corporation to repurchase the Debt Securities at the holder's option;

• impair the right of the holders to institute a suit to enforce their rights to payment;

• adversely affect any conversion or exchange right related to a series of Debt Securities;

• reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

• reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Corporation with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Corporation may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

• evidence its successor under the Indenture;

• add covenants of the Corporation or surrender any right or power of the Corporation for the benefit of holders;

• add events of default;

• provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

• establish the forms of the Debt Securities;

• appoint a successor trustee under the Indenture;

• add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

• cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

• change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

To the extent the Indenture is governed by the Trust Indenture Act, the Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of its business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

Under the Indenture and to the extent the Indenture is governed by the laws of New York, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Subscription Receipts

The Subscription Receipts may be issued under a subscription receipt agreement. Subscription Receipts may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Corporation will file a copy of any subscription receipt agreement, if any, relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Corporation.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

• the aggregate number of Subscription Receipts offered;

• the price at which the Subscription Receipts will be offered;

• the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities;

• the dates or periods during which the Subscription Receipts are convertible into other Securities;

• the designation, number and terms of the other Securities that may be exchanged upon conversion of each Subscription Receipt;

• the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

• whether such Subscription Receipts are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

• certain material Canadian and United States tax consequences of owning the Subscription Receipts; and

• any other material terms and conditions of the Subscription Receipts.

Warrants

Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone certificates. Warrants may be offered separately or together with other Securities, as the case may be. The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Corporation with the relevant securities regulatory authorities in Canada after it has been entered into by the Corporation.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

• the designation of the Warrants;

• the aggregate number of Warrants offered and the offering price;

• the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

• the exercise price of the Warrants;

• the dates or periods during which the Warrants are exercisable including any "early termination" provisions;

• the designation, number and terms of any Securities with which the Warrants are issued;

• if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

• whether such Warrants are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any minimum or maximum amount of Warrants that may be exercised at any one time;

• whether such Warrants will be listed on any securities exchange;

• any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

• certain material Canadian and United States tax consequences of owning the Warrants; and

• any other material terms and conditions of the Warrants.

Units

Units may be offered separately or together with other Securities, as the case may be. Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

• the aggregate number of Units offered;

• the price at which the Units will be offered;

• the designation, number and terms of the Securities comprising the Units;

• whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

• terms applicable to the gross or net proceeds from the sale of the Units plus any interest earned thereon;

• the date on and after which the Securities comprising the Units will be separately transferable;

• whether the Securities comprising the Units will be listed on any securities exchange;

• whether such Units or the Securities comprising the Units are to be issued in registered form, "book-entry only" form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

• any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units;

• certain material Canadian and United States tax consequences of owning the Units; and

• any other material terms and conditions of the Units.

PLAN OF DISTRIBUTION

The Corporation may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of $175,000,000 in Securities hereunder. The Corporation may offer and sell the Securities to or through underwriters, agents, or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions.

The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Corporation in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Corporation will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions of the Canadian Securities Administrators, including sales made directly on the TSX, the NASDAQ or other existing trading markets for the Securities. Any such transactions that are deemed "at-the-market-distributions" will be subject to regulatory approval. No underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent involved in an "at-the-market distribution" will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation, including in the form of underwriters', dealers' or agents' fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an "at-the-market" distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation, to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation and the United States Securities Act of 1933, as amended, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors".

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement(s) with respect to any issuance and sale of Debt Securities pursuant to this Prospectus.

PRIOR SALES

Information regarding prior sales of Securities will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Information regarding trading price and volume of the Securities will be provided as required for all of the Corporation's issued and outstanding Securities that are listed on any securities exchange, as applicable, in each Prospectus Supplement.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended).

Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading "Risk Factors" in the Annual Information Form, which is incorporated by reference herein. See "Documents Incorporated by Reference".

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Additional risks and uncertainties, including those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation's business, financial condition and results of operations could be materially adversely affected. Prospective investors should carefully consider the risks below and in the Annual Information Form and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisers to assess any investment in the Corporation.

There is no guarantee that the Securities will earn any positive return in the short term or long term.

A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Management of the Corporation will have broad discretion with respect to the application of net proceeds received by the Corporation from the sale of Securities under this Prospectus and a future Prospectus Supplement.

Management of the Corporation may spend net proceeds received by the Corporation from a sale of Securities in ways that do not improve the Corporation's results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporations business or cause the price of the securities of the Corporation issued and outstanding from time to time to decline.

The Corporation may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions.

The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation's control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

• actual or anticipated fluctuations in the Corporation's quarterly results of operations;

• recommendations by securities research analysts;

• changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

• addition or departure of the Corporation's executive officers and other key personnel;

• release or expiration of transfer restrictions on outstanding Common Shares;

• sales or perceived sales of additional Common Shares;

• operating and financial performance that vary from the expectations of management, securities analysts and investors;

• regulatory changes affecting the Corporation's industry generally and its business and operations;

• announcements of developments and other material events by the Corporation or its competitors;

• fluctuations to the costs of vital production materials and services;

• changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

• significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

• operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

• news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation's industry or target markets.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation's Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation's Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will be listed on any securities or stock exchange.

As a consequence, purchasers may not be able to resell the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus and any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

The Common Shares are currently listed in Canada on the TSX and in the United States on the NASDAQ (since May 21, 2019). As liquidity and trading patterns of securities listed on the TSX may be substantially different from those of securities listed on the NASDAQ, historical trading prices of the Common Shares on the TSX may not be indicative of the prices at which the Common Shares may trade in the future on the NASDAQ. There is no assurance that an active trading market for the Common Shares will develop or be sustained in the United States on the NASDAQ. If an active market for the Common Shares does not develop, it may be difficult for United States shareholders to sell their Common Shares without depressing the market price for such shares, or at all. Further, the listing on both the TSX and the NASDAQ may increase price volatility due to various factors, including the ability to buy or sell common shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Common Shares.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading markets, or that the Corporation will continue to meet the listing requirements of the TSX or maintain the listing on the NASDAQ or any other public stock exchange.

Adequacy of Internal Control over Financial Reporting.

Disclosure controls and procedures ("DC&P") are intended to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure. Internal controls over financial reporting ("ICFR") are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes with IFRS. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause the Corporation to fail to meet its reporting obligations.

As a venture issuer (as defined by National Instrument 52-102 - Continuous Disclosure Obligations) until May 21, 2019, the Corporation was not required to provide representations in its annual and interim filings relating to the establishment and maintenance of DC&P and ICFR as defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109").

As a non-venture issuer the Corporation is required to evaluate ICFR in a manner that meets the standards of NI 52-109 in Canada. The Corporation has developed and implemented NI 52-109 compliant DC&P and ICFR as of the end of the Corporation's first full quarter as a non-venture issuer, being August 31, 2019. The process of designing and implementing effective internal controls is a continuous effort that requires the Corporation to anticipate and react to changes in the Corporation's business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy the Corporation's reporting obligations as a public company.

While the Corporation is required to comply with NI 52-109 and to deliver management's assessment of internal controls under the Sarbanes-Oxley Act ("SOX") in the United States for the year ended August 31, 2019, the Corporation is currently exempt from SOX requirements to file with the SEC an attestation report of the Corporation's auditor on the effectiveness of ICFR for the year ended August 31, 2019 on the basis that the Common Shares became registered under the U.S. Exchange Act during this fiscal year. The Corporation anticipates that it will qualify as an "emerging growth company" under the U.S. Exchange Act and therefore be eligible to forego these requirements for independent assessment of its internal control procedures under SOX for future fiscal years. Accordingly, our auditor will not be required to deliver an attestation report on the effectiveness of our internal control over financial reporting pursuant to SOX until after the date we are no longer an emerging growth company.

Any failure by the Corporation to maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation's business and negatively impact the trading price of its Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation's operating results or cause it to fail to meet its reporting obligations.

There can be no assurance that the Corporation will be able to remediate material weaknesses, if any, identified in future periods, or maintain all the controls necessary for continued compliance, and there can be no assurance that the Corporation will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws currently applicable to the Corporation.

No evaluation can provide complete assurance that the Corporation's ICFR will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation's controls and procedures could also be limited by simple errors or faulty judgment. The challenges involved in implementing appropriate ICFR will likely increase with the Corporation's plans for ongoing development of its business and this will require that the Corporation continue to improve its internal controls over financial reporting. Although the Corporation intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in maintaining effective ICFR or complying with NI 52-109 in Canada and, when applicable, SOX in the United States.

The Corporation is a Foreign Private Issuer within the meaning of the rules under the U.S. Exchange Act, and as such is exempt from certain provisions applicable to United States domestic public companies.

Because the Corporation is a "foreign private issuer" under the U.S. Exchange Act, it is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

• the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

• the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act;

• the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

• the selective disclosure rules by issuers of material non-public information under Regulation FD.

The Corporation is required to file an annual report on Form 40-F with the United States Securities and Exchange Commission within three months of the end of each fiscal year. The Corporation does not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as the Corporation chooses to only comply with foreign private issuer requirements, the information it is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Negative Cash Flow from Operations

During the year ended August 31, 2019, the Corporation had negative cash flow from operating activities. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, the Corporation cannot guarantee it will have a cash flow positive status in the future due to its desire to increase the number of employees and its level of investment in the adult-use recreational market in Canada. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from its offerings may be used to fund such negative cash flow from operating activities.

EXEMPTION FROM NATIONAL INSTRUMENT 44-102

Pursuant to a decision of the Autorité des marchés financiers dated October 24, 2019, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference therein and any Prospectus Supplement to be filed in relation to an "at-the-market" distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an "at-the-market" distribution) be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an "at-the-market" distribution.

LEGAL MATTERS AND INTEREST OF EXPERTS

Unless otherwise specified in the Prospectus Supplement relating to an offering and sale of Securities, certain legal matters relating to such offering and sale of Securities will be passed upon on behalf of the Corporation by Goodmans LLP with respect to matters of Canadian law. In addition, certain legal matters in connection with an offering and sale of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of such offering and sale by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law. As at the date hereof, the partners and associates of Goodmans LLP, as a group, own less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte LLP is the independent auditor of the Corporation and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The transfer agent and registrar of the Corporation is TSX Trust Company at its offices in Vancouver, British Columbia and Toronto, Ontario. VStock Transfer, LLC is the Corporation's co-transfer agent in the United States.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (a) the documents listed under "Documents Incorporated by Reference"; (b) the consent of the Corporation's auditors; (c) powers of attorney from the Corporation's directors and officers included on the signature pages of the registration statement; and (d) a copy of the form of the Indenture for the Debt Securities. A copy of the form of any applicable warrant agreement or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

STATUTORY AND CONTRACTUAL RIGHTS OF WITHDRAWAL AND RESCISSION

Unless otherwise provided in a Prospectus Supplement, the following is a description of a purchaser's statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the convertible securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights and/or consult with a legal advisor.

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities (and any additional amount paid upon conversion, exchange or exercise) in the event that this Prospectus, the applicable Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under Section 149 of the Securities Act (New Brunswick) and is in addition to any other right or remedy available to original purchasers under Section 149 of the Securities Act (New Brunswick) or otherwise at law.